

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 12, 2007

Mr. Murray N. Conradie
President, Chairman and Director
South Texas Oil Company
2881 CR 2880
Big Foot, TX 78005

> **Re:** **South Texas Oil Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letter Dated November 20, 2006**
> **File No. 0-50732**

Dear Mr. Conradie:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Fixed Assets, page F-8

1.   We note your proposed revised disclosure provided in response to our prior comment number five. Please further expand this disclosure to address your accounting for development costs.

2.   We note your response to our prior comment number seven and are unable to
        agree with your conclusion. Please note that paragraph 35 of SFAS 19
        specifically requires the use of the units of production method. Please modify
        your financial statements accordingly. You may contact us if you wish to discuss
        this matter further.

3.   We note your response to our prior comment number eight. It appears you have
        not recorded your asset retirement obligations. Please refer to SFAS 143 and
        modify your financial statements accordingly. You may contact us if you wish to
        discuss this matter further.

Note 5 – Related Party Transactions, page F-12

4.   We have reviewed your response to prior comment number 11. Please expand
        your note disclosure to indicate the term of the loan agreements payable to Mr.
        Conradie and Mr. Griffith rather than providing a cross reference to a previously
        filed document.

Note 10 – Warrants and Options, page F-14

5.   It appears your adoption of SFAS 123(R) was effective on January 1, 2006.
        Please expand your disclosure to indicate when you adopted SFAS 123(R) and
        also to disclose your method of accounting for such instruments prior to January
        1, 2006. In addition, please expand your disclosures regarding recently issued
        accounting pronouncements to indicate what effect if any, your adoption of SFAS
        123(R) is expected to have on your financial statements.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein
Relating to Proved Oil and Gas Reserves, page F-19

6.   We note in your impairment analysis, that you are using a 3.5% discount rate in
        your assumptions. Please tell us your basis for this rate.

Engineering Comments

Financial Statements

Note 4 – Reserves Quantity Information

Proved Developed and Undeveloped Reserves, page F-19

7.   In our prior comment 18, we asked that you revise your disclosure to incorporate year-end 2005 assumptions, such as production costs, capital expenditures, product prices etc., in your estimates of proved reserves and standardized measure. Your draft amendment states "Our year end 2005 assumptions used in evaluating the reserves at December 31, 2005 were based on the January 31, 2005 revised report. The company has not completed an additional report, thus the $32.55 price is used along with the future production costs of $960,782, future development costs of $3,146,000 and future provision for income taxes of $184,436." Since you have not utilized year-end 2005 prices and costs to estimate your proved reserve and standardized measure figures, these disclosures do not comply with paragraphs 10 and 30 of SFAS 69. Please amend your document to comply with SFAS 69. Revise your proved undeveloped reserves so that the dates of first production correspond to the revised drilling schedule you referenced in your response prior comment number 19.

8.   In your response to prior comment 19, you state that you will commence drilling in the fourth quarter of 2006. Please explain to us the status of this drilling program. Affirm to us, if true, that this refers to well locations for which you booked proved undeveloped reserves at year-end 2005.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director